Exhibit 99


(1) Includes shares of common stock, $.0001 par value per share, of the Issuer ("Common Stock") underlying a warrant to purchase up to 30,500 shares of Common Stock, which warrant is held, inter alia, by Mr. Drapkin (the "Drapkin September 2001 Warrant"). However, the Drapkin September 2001 Warrant provides that, with certain limited exceptions, such warrant is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by Mr. Drapkin and his affiliates (other than shares of Common Stock which may be deemed benefically owned through the ownership of the unexercised portion of the Drapkin September 2001 Warrant) would exceed 9.99% of the outstanding shares of Common Stock. As a result of such restrictions and other securities which the Reporting Person may be deemed to beneficially own as of July 9, 2003 (which include securities with regard to which the Reporting Person has no pecuniary interest, and which are therefore not disclosed in this Form 4), the Drapkin September 2001 Warrant is not presently exercisable. Nonetheless, the Reporting Person may be deemed to have a pecuniary interest in such warrant and in the Common Stock issuable upon exercise thereof.